Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to employees of Baker Hughes Incorporated:

2017 ICP and PIP Payout

Impact from Baker Hughes and GE Transaction

BAKER HUGHES

© 2014 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES' INTEREST.

IMAGE OMITTED2017 Payout Details ▪ When the acquisition closes – Profit Incentive Program (PIP) payout will be prorated at 4% – Incentive Compensation Program (ICP) will be prorated at target (EV) ▪ All bonus payments will be made shortly after close

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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2017 ICP Payout Example – Prorated Payout IMAGE OMITTEDIMAGE OMITTED ▪ Assume a close date in July 2017 ▪ Projected annual bonus at target (EV) divided by 12 and multiplied by 7 ▪ Bonus will be paid based on 7 months which is January 1, 2017 through July 31, 2017 (rounded to full month in which transaction closes) IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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2017 PIP Payout Example – Prorated Payout IMAGE OMITTEDIMAGE OMITTED ▪ Assume a close date in July 2017 ▪ Projected annual bonus at 4% divided by 12 and multiplied by 7 ▪ Bonus will be paid based on 7 months which is January 1, 2017 through July 31, 2017 (rounded to full month in which transaction closes) IMAGE OMITTED

Reserved. Rights All Incorporated. Hughes Baker 2014 ©

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Summary IMAGE OMITTED ▪ Participants must have been notified of plan eligibility via BonusLink eligibility letter ▪ To receive the 2017 payout, you must be employed with the Company at the time of payout ▪ Participants whose jobs have been eliminated due to a reduction in force (i.e. involuntary termination) are eligible for an incentive award based upon their eligible pay earned during the plan year and are paid at the same time as active Participants ▪ Reach out to your Manager or HR Business Partner with any questions ▪ Other rules or restrictions may apply to the 2017 bonus payouts so please refer to the plan summary documents for more detail IMAGE OMITTED

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in

GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.